UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: October 18, 2024

(Date of earliest event reported)

PHOENIX CAPITAL GROUP HOLDINGS, LLC

(Exact name of registrant as specified in its charter)

Delaware	83-4526672
(State or other incorporation)	(I.R.S. Employer Identification No.)

4643 South Ulster Street, Suite 1510

Denver, CO 80237

18575 Jamboree Road, Suite 830

Irvine, CA 92612

152 North Durbin Street, Suite 220

Casper, WY

(Full mailing address of principal executive offices)

(303) 749-0074

(Issuer’s telephone number, including area code)

9.0% Bonds

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On October 18, 2024, Phoenix Capital Group Holdings, LLC (the “Company”) amended and restated its limited liability company agreement (the “A&R LLCA”) in connection with the exchange by all of the Company’s equityholders of their limited liability company interests in the Company for limited liability company interests in Phoenix Equity Holdings, LLC (“Holdco”), a Delaware limited liability company newly formed for the purpose of serving as sole member of the Company (such transaction, the “Holdco Reorganization”). The Holdco Reorganization was undertaken to satisfy a post-closing covenant under that certain Amended and Restated Senior Secured Credit Agreement, dated as of August 12, 2024, by and among the Company, Phoenix Operating LLC, as borrower, each of the lenders from time to time party thereto, and Fortress Credit Corp., as administrative agent for the lenders (the “Fortress Credit Agreement”), to form a holding entity that would pledge the Company’s equity interests as collateral to secure the loans made under the Fortress Credit Agreement.

Following the Holdco Reorganization, the Company is a wholly owned subsidiary of Holdco and the Company’s equity interests have been pledged by Holdco as collateral to secure the loans made under the Fortress Credit Agreement. The beneficial equity ownership of Holdco immediately following the Holdco Reorganization is substantially the same as the beneficial equity ownership of the Company immediately prior to the Holdco Reorganization, and the Company’s majority equityholder prior to the Holdco Reorganization (and Holdco’s majority equityholder following completion of the Holdco Reorganization) will control the management of Holdco on substantially similar terms to its management of the Company prior to completion of the Holdco Reorganization. Following the Holdco Reorganization, the Company remains the issuer of all of its outstanding indebtedness, including the Company’s 9.0% unsecured bonds issued pursuant to Regulation A promulgated under the U.S. Securities Act of 1933, as amended.

The A&R LLCA provides that Holdco is the sole member of the Company, entitled to 100% of any distributions made by the Company. The management of the Company is exclusively vested in Holdco.

The foregoing description of the A&R LLCA is a summary and is qualified in its entirety by reference to the A&R LLCA, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Phoenix Capital Group Holdings, LLC

By:	/s/Lindsey Wilson
Name:	Lindsey Wilson
Title:	Manager
Date:	October 24, 2024

Exhibit Index Exhibit No.	Description

99.1	Amended and Restated Limited Liability Company Agreement of Phoenix Capital Group Holdings, LLC, dated as of October 18, 2024.